FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
5-1-02

For the month of May, 2002

The Westaim Corporation
(Translation of registrant's name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)

(780) 992-5231
(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__X___

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

The following documents are included in this Form 6-K:

The Registrant's quarterly report to shareholders for the first quarter 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: May 16, 2002

By: ______________________________
Douglas H. Murray
Assistant Corporate Secretary

Exhibit Index

1.1 The Registrant's quarterly report to shareholders for the first quarter 2002.

Exhibit 1.1

The Registrant's quarterly report to shareholders for the first quarter 2002

WESTAIM

First Quarter Report to Shareholders
For the quarter ended March 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management's Discussion and Analysis should be read in conjunction with the Management's Discussion and Analysis included in the annual report of the Corporation for the year ended December 31, 2001.

CONSOLIDATED RESULTS

For the three months ended March 31, 2002, the Company reported a net loss of $8.4 million, compared to a net loss of $8.0 million for the three months ended March 31, 2001. Revenues for the three months ended March 31, 2002, were $14.3 million compared to $21.1 million for the same period in 2001. The decline in revenues is primarily attributed to lower activity in the Coinage Products business.

The 2002 results include non-cash equity losses of $0.5 million compared to $2.8 million for the same period in 2001. The larger losses in 2001 related to the Company's investment in Savvion, Inc. which was written down to nominal value at December 31, 2001.

Income tax expense in the first quarter of 2002 totaled $1.2 million compared to an income tax recovery of $0.7 million in 2001. The expense in 2002 resulted primarily from a $1.1 reduction in the Company's future income tax asset.

Operations

Westaim's operations are organized into two high-potential emerging technology businesses - iFire Technology Inc. and Nucryst Pharmaceuticals Corp.; one industrial technology business - Westaim Coating Solutions; and one mature industrial products business - Coinage Products.

iFire Technology - iFire's operating loss for the three months ended March 31, 2002 was $3.8 million compared to an operating loss of $1.9 million for the same period in 2001. The increase in the operating loss reflects lower funding contributions from Technology Partnerships Canada which were $2.0 million in the first quarter of 2002 compared to $3.8 million in the same period last year. Licensing revenue of $1.1 million represents the amortization of deferred licensing revenue and is consistent with the same period in 2001. Research and development expenditures are expected to continue at comparable levels during the remainder of the year.

Nucryst Pharmaceuticals - Nucryst's operating loss for the quarter was $1.7 million compared to an operating loss of $1.5 million for the same period in 2001. Commencing in May 2001, sales revenue reflects licensing royalties, milestone payments and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc. Revenue from licensing and manufacturing in the first quarter of 2002 was $2.1 million compared to revenue from Nucryst's direct sales of $2.5 million for the same period in 2001. Direct sales of Acticoat™ dressings to end users increased 50.3% in the first quarter of 2002 compared to Nucryst's direct sales to end users in the first quarter of 2001.

The outlook for Nucryst is a continued increase in licensing and manufacturing revenues resulting from the growth in sales of Acticoat™ products by Smith & Nephew in the United States and Europe. Improvements in revenue are expected to be more than offset by research and development expenditures as Nucryst pursues research into the pharmaceutical attributes of its nanocrystalline silver technology.

Westaim Coating Solutions - Westaim Coating Solutions is dedicated to marketing and commercializing coating solutions and products for customers in the aerospace, electronics, catalyst, ethylene and other markets. Westaim Coating Solutions' operating earnings in the first quarter of 2002 was $0.6 million on revenue of $10.1 million compared to an operating loss of $1.1 million on revenue of $11.7 million in the first quarter of 2001. The increase in operating earnings is a result of lower overhead expenses and improved gross margins for ethylene coating products and aerospace products. These general year over year trends are expected to continue in the second quarter.

Coinage Products – Coinage Products' operating loss was $0.3 million on revenue of $0.9 million for the three months ended March 31, 2002 compared to an operating loss of $0.9 million on revenue of $5.8 million for the same period in 2001. Continuing weak results reflect competitive pressures in the international coin blank market generally, which are expected to continue during the balance of the year. Coinage Products' operations have been significantly scaled back while the Company reviews its alternatives in the context of the current environment.

Liquidity and Capital Resources

At March 31, 2002, the Corporation had cash and short term investments of $126.2 million, a decrease of $12.1 million compared to December 31, 2001, primarily due to cash used in operations and increases in non-cash working capital balances.

Forward-Looking Statements

This Report contains forward-looking statements including with respect to the outlook for Nucryst and Westaim Coatings. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including the degree to which Smith & Nephew succeeds in selling Acticoat™ products; the absence of a recovery in the aerospace and electronics industry; and general economic, regulatory and industry developments and conditions in the industries that the Company serves. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION

Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

(thousands of dollars)	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
Revenue	$ 14,268	$ 21,076
Costs		
Manufacturing	9,233	15,258
Selling, general and administrative	3,011	4,968
Research and development (note 5)	6,270	3,901
Depreciation and amortization	1,591	2,514
Divisional loss	(5,837)	(5,565)
Corporate	(1,615)	(2,157)
Interest income	810	1,880
Equity loss	(513)	(2,832)
Loss before income taxes	(7,155)	(8,674)
Income tax (expense) recovery		
Current	(125)	153
Future	(1,082)	516
	(1,207)	669
Net loss for the period	$ (8,362)	$ (8,005)
Net loss per common share - basic and diluted	(0.11)	(0.10)
Weighted average number of common shares outstanding (thousands)	77,787	77,721

Deficit at beginning of period	$ (163,976)	$ (96,517)
Change in accounting policy (note 2)	(1,579)	-
As restated	(165,555)	(96,517)
Net loss	(8,362)	(8,005)
Deficit at end of period	$ (173,917)	$ (104,522)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

(thousands of dollars)	March 31 2002	December 31 2001
ASSETS		
Current		
Cash and cash equivalents	$ 59,012	$ 138,373
Short term investments	67,217	-
Accounts receivable	15,672	18,152
Inventories	21,779	18,510
Other	1,093	929
	164,773	175,964
Capital assets	45,736	44,833
Deferred charges	2,162	2,085
Future income taxes	11,033	12,115
Investments	3,493	3,182
	$ 227,197	$ 238,179
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (note 4)	$ 16,583	$ 17,944
Provision for site restoration	8,164	7,174
Deferred licensing revenue	3,769	4,439
	28,516	29,557
Shareholders' equity		
Capital stock (note 3)	372,598	372,598
Deficit	(173,917)	(163,976)
	198,681	208,622
	$ 227,197	$ 238,179

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

(thousands of dollars)	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
Operating Activities		
Loss from operations	$ (8,362)	$ (8,005)
Items not affecting cash		
Depreciation and amortization	1,591	2,514
Provision for site restoration costs	1,020	830
Future income taxes	1,082	(516)
Deferred licensing revenue	(1,067)	(1,078)
Equity loss	513	2,832
Other	-	114
Cash used in operations before non-cash working capital changes	(5,223)	(3,309)
Changes in non-cash working capital		
Accounts receivable	2,480	11,599
Inventories	(3,269)	4,497
Other	(164)	(831)
Accounts payable and accrued liabilities	(2,940)	(2,592)
Site restoration expenditures	(30)	(30)
Deferred licensing revenue	397	386
Cash (used in) provided from operations	(8,749)	9,720
Investing activities		
Capital expenditures	(2,378)	(2,237)
Short-term investments	(67,217)	(6,500)
Deferred charges	(193)	(149)
Investments	(824)	(575)
Cash used in investing activities	(70,612)	(9,461)
Financing activities		
Issuance of common shares	-	13
Cash provided from financing activities	-	13
Net (decrease) increase in cash and cash equivalents	(79,361)	272
Cash and cash equivalents at beginning of period	138,373	124,519
Cash and cash equivalents at end of period	$ 59,012	$ 124,791

The Westaim Corporation
Notes to Consolidated Financial Statements
for the three months ended March 31, 2002 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company's most recent annual audited financial statements.

Note 1 – Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual financial statements as at December 31, 2001, except as reported in Note 2.

Note 2 – Change in Accounting Policy – Stock-Based Compensation Plans

Effective January 1, 2002, the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary's stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Note 3 – Capital Stock

As at March 31, 2002 the Company had outstanding 77,786,915 common shares and 5,620,399 options convertible into common shares (December 31, 2001 – 77,786,915 common shares and 5,245,399 options).

Note 4 – Stock Based Compensation Plans

Effective January 1, 2002, the rules of the Canadian Institute of Chartered Accountants recommend that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. As the exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant, no compensation expense has been recognized.

In the first quarter of 2002, the Company issued 375,000 options at a weighted average exercise price of $5.60. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

(thousands of dollars)	Quarter Ended March 31, 2002
Net loss applicable to common shareholders as reported	$ (8,362)
Pro forma net loss applicable to common shareholders	(8,465)
Loss per common share as reported (basic and diluted)	(0.11)
Pro forma loss per common share (basic and diluted)	(0.11)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.18%, an average life of 7.0 years and a volatility of 59.5%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Stock Appreciation Rights – Effective January 1, 2002, net changes in the value of SARs, measured as the amount by which quoted market prices exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR's vesting period and offset to accounts payable and accrued liabilities. The cumulative liability as at January 1, 2002, amounting to $1,579, was charged to deficit with an offset to accounts payable and accrued liabilities.

Note 5 – Technology Partnerships Canada Agreement

On March 26, 2001, the Company's subsidiary, iFire Technology Inc. ("iFire"), entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada ("TPC"). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire until April 30, 2003, to a maximum of $30,000.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited in the statement of operations of iFire as determined by the nature of the expenditure being funded. In 2002, contribution claims totaling $2,282 (2001 – $4,500) have been recorded reflecting expenditures in the first three months of each year. Of this amount, $1,983 (2001 – $3,800) has been credited to research and development expense and $299 (2001 – $700) has been credited to capital assets. As at March 31, 2002, the Company has recorded a receivable of $2,457 for contribution claims relating to expenditures in 2001 and in the first quarter of 2002.

Note 6 – Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

(thousands of shares)	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
Weighted average number of common shares outstanding		
– basic earnings per share	77,787	77,721
Effect of dilutive securities	1,365	1,678
Weighted average number of common shares outstanding		
– diluted earnings per share	79,152	79,399

Note 7 – Segmented Information

(thousands of dollars)	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
Revenue		
Westaim Coating Solutions	$ 10,140	$ 11,709
Coinage Products	948	5,813
Nucryst Pharmaceuticals Inc.	2,113	2,476
iFire Technology Inc.	1,067	1,078
	$ 14,268	$ 21,076
Divisional Earnings (Loss)		
Westaim Coating Solutions	$ 610	$ (1,072)
Coinage Products	(343)	(878)
Nucryst Pharmaceuticals Inc.	(1,731)	(1,526)
iFire Technology Inc.	(3,849)	(1,854)
Other	(524)	(235)
	$ (5,837)	$ (5,565)

Effective the second quarter of 2001, the Westaim Ambeon and Surface Engineered Products segments were combined as Westaim Coating Solutions, reflecting the closer alignment of these businesses dedicated to marketing and commercializing coating products.

Note 8 – Comparative Figures

Certain 2001 figures have been reclassified to conform to the presentation of the current year.